HIGHVELD STEEL AND VANADIUM CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration number: 1960/001900/06)
Share code: HVL ISIN: ZAE000003422
("Highveld" or "the Corporation")

AUDITED RESULTS
for the year ended 31 December 2007

- **Group turnover increased by 9 per cent**
- **Headline earnings increased by 41 per cent**

Group Audited Financial Results

The Group's financial results for the year ended 31 December 2007 set out below have been prepared in accordance with the principal accounting policies of the Group, which comply with International Financial Reporting Standards ("IFRS") and in the manner required by the Companies Act in South Africa and are consistent with those applied in the previous year, except for changes in accounting policies and the Standards and Interpretations as listed below.

These condensed consolidated financial statements have been derived from the Group's audited annual financial statements and are consistent in all material respects with the Group's annual financial statements.

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board ("the IASB") and the International Financial Reporting Interpretation Committee of the IASB, that are relevant to its operations and effective for accounting periods beginning on 1 January 2007. The adoption of these new and revised Standards and Interpretations has resulted in changes in the Group's accounting policies and are disclosed as follows:

IFRS 7 – *Financial Instruments: Disclosures*
This Standard had no impact on the Group's financial results, however, it did result in certain additional disclosures.

IAS 1 – *Presentation of Financial Statements*
This Standard had no impact on the Group's financial results, however, it did result in certain additional disclosures.

IFRIC 7 – *Applying the Restatement Approach under IAS 29, Financial reporting in Hyperinflationary Economies*
This Interpretation had no impact on the Group's financial results.

IFRIC 8 – *Scope of IFRS 2, Share-based Payments*
This Interpretation had no impact on the Group's financial results.

IFRIC 9 – *Reassessment of Embedded Derivatives*
As the Group has no embedded derivatives that require separation from the host contract, this Interpretation had no impact on the Group's results.

IFRIC 10 – *Interim Financial Reporting and Impairment*
The Group had not previously recognised impairment losses on assets within the scope of this Interpretation and therefore this Interpretation had no impact on the Group's results.

During the year the Group changed the following accounting policies to align with the accounting policies of its new Holding Company:

IAS 19 – *Employee Benefits*
Previously the Group recognised actuarial gains and losses in respect of the post-retirement benefits directly in equity in the period in which the actuarial gains or losses occurred. The Group now recognises actuarial gains or losses as income or expense when the net cumulative unrecognised actuarial gains or losses at the end of the previous financial reporting period exceed 10% of the defined benefit obligation.

IAS 23 – *Borrowing Costs*
In the previous year the Group capitalised borrowing costs directly to qualifying assets. This policy has been changed resulting in borrowing costs being expensed as incurred.

IAS 31 – *Investments in Joint Ventures*
The Group has changed its accounting policy for accounting for investments in joint ventures from proportional consolidation to the equity method.

The financial information has been audited by Ernst & Young Inc., whose unmodified report is available for inspection at the Corporation's registered office.

Condensed Group Income Statements

	Note	Audited for the year ended 31.12.2007 Rm	Restated 31.12.2006 Rm
CONTINUING OPERATIONS			
Revenue		5 378	4 818
Operating profit before depreciation		1 421	1 245
Depreciation and scrapping of property, plant and equipment		(250)	(157)
Operating profit		1 171	1 088
Interest and investment income received		92	23
Finance charges		(64)	(102)
Profit before taxation		1 199	1 009
Taxation charge		(146)	(173)
Profit after taxation from continuing operations		1 053	836
DISCONTINUED OPERATIONS			
Revenue		1 780	1 744
Operating profit before depreciation		569	436
Depreciation and scrapping of property, plant and equipment		6	(89)
Operating profit		575	347
Profit on disposal of discontinued operation		572	91
Interest and investment income received		5	4
Finance charges		(4)	–
Share in loss of joint venture		–	(10)
Profit before taxation		1 148	432
Taxation charge		(298)	(170)
Profit after taxation from discontinued operations		850	262
TOTAL OPERATIONS			
Revenue	6	7 158	6 562
Operating profit before depreciation		1 990	1 681
Depreciation and scrapping of property, plant and equipment		(244)	(246)
Operating profit		1 746	1 435
Profit on disposal of discontinued operation		572	91
Interest and investment income received		97	27
Finance charges		(68)	(102)
Share in loss of joint venture		–	(10)
Profit before taxation		2 347	1 441
Taxation charge		(444)	(343)
Profit for the year		1 903	1 098

The earnings per ordinary share information below is restated in accordance with the changed accounting policies.
The impact is disclosed in note 5.

	31.12.2007	31.12.2006
Basic earnings per share	Cents	Cents
From continuing operations	1 061.9	843.0
From discontinued operations	857.5	264.2
From total operations	1 919.4	1 107.2
Basic earnings per share – diluted		
From continuing operations	1 061.9	842.9
From discontinued operations	857.5	264.2
From total operations	1 919.4	1 107.1
Reconciliation of headline earnings	Rm	Rm
Profit for the year	1 903	1 098
Add/(deduct) after tax effect of:		
Profit on disposal of discontinued operation	(455)	(73)
Impairment losses (reversed)/recognised	(7)	11
Net loss/(profit) on disposal and scrapping of property, plant and equipment	3	(10)
Headline earnings	1 444	1 026
Headline earnings per share – basic and diluted	Cents	Cents
From continuing operations	1 058.0	839.9
From discontinued operations	398.8	193.7
From total operations	1 456.8	1 033.6
Number of shares	Million	Million
Ordinary shares in issue as at year-end date *	99.1	99.1
Weighted average number of ordinary shares *	99.1	99.1
Diluted number of ordinary shares *	99.1	99.1
* Rounded to nearest hundred thousand		
Dividends per share – based on calendar profits	Cents	Cents
Final dividend proposed i.r.o. 2006	–	350
Final dividend paid i.r.o. 2006	350	–
Special dividends proposed i.r.o. 2006	–	100
Special dividend paid i.r.o. 2006	100	–

Condensed Group Balance Sheets

	Note	Audited as at 31.12.2007 Rm	Restated 31.12.2006 Rm
ASSETS			
Non-current assets		1 764	2 082
Property, plant and equipment		1 763	2 076
Environmental trust investment		–	3
Available for sale investments		1	3
Current assets		2 276	2 380
Assets of disposal group classified as held for sale	8	884	–
TOTAL ASSETS		4 924	4 462
EQUITY AND LIABILITIES			
Total equity	3	3 379	1 885
Non-current liabilities		723	538
Long-term borrowings		–	23
Long-term provisions		344	246
Deferred taxation		379	269
Current liabilities		749	2 039
Liabilities directly associated with the assets classified as held for sale	8	73	–
TOTAL EQUITY AND LIABILITIES		4 924	4 462
Net cash/(borrowings)	4	785	(439)
Net asset value – cents per share		3 408	1 902

Condensed Group Cash Flow Statements

	Audited for the year ended 31.12.2007 Rm	Restated 31.12.2006 Rm
Cash generated by operating activities before taxation paid	1 922	1 533
Taxation paid	(665)	(637)
Net cash generated by operating activities	1 257	896
Net cash generated by/(used in) investing activities	389	(771)
Net cash inflow before financing activities	1 646	125
Net cash flows (used in)/from financing activities excluding dividends paid	(965)	212
Dividends paid	(446)	(644)
Net increase/(decrease) in cash and cash equivalents	235	(307)
Effects of exchange rate changes on cash held in foreign currencies	22	117
Cash and cash equivalents at beginning of year	511	701
Cash and cash equivalents at end of the year	768	511

Condensed Group Statements of Recognised Income and Expense

	Audited for the year ended 31.12.2007 Rm	Restated 31.12.2006 Rm
Currency translation differences	47	81
Fair value adjustments	(3)	(1)
Net income recognised directly in equity	44	80
Profit for the year	1 903	1 098
Total recognised income and expense for the year	1 947	1 178

Condensed Group Segmental Reports

Audited for the year ended 31.12.2007

	Continuing operations			Discontinued operations		
	Steelworks Rm	Vanadium Rm	Total Rm	Vanadium Rm	Ferro-alloys Rm	Total Rm
Revenue						
Revenue from external customers	3 929	1 449	5 378	957	823	1 780
Intersegmental revenue	135	–	135	181	97	278
Total segment revenue	4 064	1 449	5 513	1 138	920	2 058

Audited for the year ended Restated 31.12.2006

	Continuing operations			Discontinued operations		
	Steelworks Rm	Vanadium Rm	Total Rm	Vanadium Rm	Ferro-alloys Rm	Total Rm
Revenue						
Revenue from external customers	3 445	1 373	4 818	825	919	1 744
Intersegmental revenue	134	–	134	165	129	294
Total segment revenue	3 579	1 373	4 952	990	1 048	2 038

Audited for the year ended

	31.12.2007			Restated 31.12.2006		
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Operating profit/(loss)						
Steelworks	749		749	629		629
Vanadium	422	458	880	459	396	855
Ferro-alloys		117	117		(49)	(49)
Total	1 171	575	1 746	1 088	347	1 435

Notes to the Condensed Group Financial Statements

1. **Companies Act and JSE Limited Listings Requirements**
   Compliance with the Companies Act No. 61 of 1973 as well as the Listings Requirements of the JSE Limited has been maintained throughout the reporting periods.

2. **Related party transactions**

Transactions entered into between the Corporation and its related parties during the reporting periods were arms length transactions between knowledgeable, willing parties at fair value.

3. **Reconciliation of equity balances**

	Share capital and share premium Rm	Non-distributable reserves: Translation and share-based payment reserves Rm	Non-distributable reserves: Fair value reserves Rm	Distributable reserves: Retained profit Rm	Total reserves Rm
2006					
Currency translation differences		81			81
Fair value adjustment			(1)		(1)
Net income/(expense) recognised directly in equity		81	(1)		80
Profit for the year				1 098	1 098
Total recognised income and expense for the year		81	(1)	1 098	1 178
Restated balance at 31 December 2005	585	(31)	4	789	1 347
Balance at 31 December 2005	585	(31)	4	767	1 325
Changes in accounting policy				22	22
Dividends paid				(644)	(644)
Recognition of share-based payments		4			4
Restated balance at 31 December 2006	585	54	3	1 243	1 885
2007					
Currency translation differences		47			47
Fair value adjustments			(3)		(3)
Net income/(expense) recognised directly in equity		47	(3)		44
Profit for the year				1 903	1 903
Total recognised income and expense for the year		47	(3)	1 903	1 947
Restated balance at 31 December 2006	585	54	3	1 243	1 885
Dividends paid				(446)	(446)
Share-based payment reserve reclassified		(7)			(7)
Balance at 31 December 2007	**585**	**94**	**–**	**2 700**	**3 379**

4. **Net cash/(borrowings)**

Net cash/(borrowings) is calculated by subtracting the financial leases (long-term debt) and short-term loans from cash, cash equivalents including loans receivable from Joint Venture, and short-term deposits with an original maturity of three months or less.

5. **Impact of changes in accounting policies**

	Basic Cents	Basic – Diluted Cents	Headline Cents	Headline – Diluted Cents
Earnings per share 31 December 2006 as previously reported	1 122.6	1 122.5	1 049.0	1 049.0
Impact of changes in accounting policies:				
Equity accounting of joint ventures	(4.5)	(4.5)	(4.5)	(4.5)
Capitalisation of borrowing cost	(9.9)	(9.9)	(9.9)	(9.9)
Employee benefits	(1.0)	(1.0)	(1.0)	(1.0)
Earnings per share 31 December 2006 as restated	**1 107.2**	**1 107.1**	**1 033.6**	**1 033.6**

6. **Supplementary revenue information**

		Unaudited 31.12.2007	31.12.2006
Sales volumes of major products			
Total steel	Tons	730 228	802 648
Vanadium pentoxide (Vanchem)	kg V_2O_5	4 276 779	3 484 318
Ferrovanadium and ferrovanadium nitride	kg V	8 723 085	7 341 577
Vanadium chemicals	kg V_2O_5	1 300 759	1 341 743
Vanadium slag	Tons V_2O_5	14 243	15 094
Weighted average selling prices achieved for major products			
Total steel	$/t	731	605
Vanadium pentoxide (Vanchem)	$/kg V_2O_5	15	18
Ferrovanadium	$/kg V	35	39
Vanadium chemicals	$/kg V_2O_5	18	20
Average R/$ exchange rate		7.06	6.69

7. **Financial ratios**

	31.12.2007	31.12.2006
Current ratio	3.84	1.17
Market capitalisation – Rm	11 203	7 733

8. **Disposal groups**

The Rand Carbide division has been sold, the effective date being 1 February 2008, and has been treated as a disposal group from 1 July 2007. In terms of an EEC competition ruling Highveld is required to dispose of the Vanchem division and its interest in South Africa Japan Vanadium (Proprietary) Limited ("SAJV"). The Vanchem division and SAJV have been treated as disposal groups since 1 March 2007. The identifiable assets and related liabilities of these disposal groups are as follows:

	Audited 31.12.2007 Rm	31.12.2006 Rm
ASSETS		
Non-current assets classified as held for sale	573	–
Current assets classified as held for sale	311	–
	884	–
EQUITY AND LIABILITIES		
Long-term provisions	17	–
Current liabilities	56	–
Liabilities directly associated with assets classified as held for sale	73	–
The cash flows were as follows:		
Cash inflow from operating activities	417	168
Cash outflow from investing activities	(117)	(121)
Cash outflow from financing activities	(66)	(366)
Total cash inflow/(outflow)	**234**	**(319)**

9. **Contingent liabilities**

As required by the Mineral and Petroleum Resources Development Act, a guarantee amounting to R176 million (2006: R176 million) was issued in favour of the Department of Minerals and Energy for the unscheduled closure of Mapochs mine.

Chairman and CEO's Review

Highveld in the Evraz fold

Evraz Group S.A., one of the world's largest vertically integrated steel and mining businesses, registered in Luxembourg, became the controlling shareholder in Highveld Steel and Vanadium Corporation Limited on 4 May 2007.

Strategic direction

Highveld is now a focused producer of steel and vanadium-bearing slag, the latter through its steel manufacturing process. It aims to rationalise its steel production and further optimise efficiencies, in support of the Evraz vision to be a world-class steel and mining company. Furthermore, increased efficiencies in the steel manufacturing process will result in an increase in the production of vanadium-bearing slag.

Financial results

The Corporation experienced its second best year ever in 2007 in respect of headline earnings. In contrast with the record results achieved in 2005 where the most significant contribution to earnings was the high vanadium price, the main contributor to the 2007 results was the domestic steel market.

Overall demand for steel and vanadium remained strong in Highveld's market sphere, although at lower than the 2006 levels. Vanadium prices remained stable throughout the year and within a narrow range at a level similar to the prices experienced at the end of 2006.

The Group's turnover increased by 9 per cent from R6 562 million in 2006 to R7 158 million. Profit for the year increased by 73 per cent from R1 098 million to R1 903 million. Net cash generated by operating activities increased by 41 per cent from R896 million to R1 257 million.

Following a Board decision to re-invest earnings in the Corporation's production optimisation programme, no dividend was declared.

Business risks

The availability of all services supplied by the three tiers of Government has been elevated on the list of event risks, following the severe impact which the unannounced municipal water supply as well as electricity supply interruptions had on production and business in the second half of the year.

Electricity and other services

The sudden and recent impact of infrastructural shortcomings and under capacities in Government related sectors of the South African services industry pose unprecedented challenges to business. While it will be impossible to redress the majority of these under capacities in the short term, it is important that Government, at all levels, priorities capital investment to assist in alleviating pressure on the industry, particularly in relation to electricity, water and rail infrastructure.

In the second half of the year, random interruptions to electricity and water supply negatively affected production. Load-shedding and demand market participation agreements with Eskom resulted in 35 hours of lost production, equivalent to approximately 2 000 tons of finished rolled steel products. Whilst the impact in 2007 was not significant, continued future interruptions due to the current severity of electricity availability poses a considerable threat to operations, with 150 hours of lost production equivalent to approximately 8 500 tons lost in January 2008.

Operations

Steel

In 2007, the global production of crude steel exceeded the one billion ton mark for the fourth consecutive year. Approximately 1 340 million tons crude steel were produced. Africa remains Highveld's major market. The Corporation is the primary producer of medium and heavy structural sections and thick plate in South Africa.

Highveld's gross rolled steel output decreased slightly compared with 2006. Output was negatively affected by operational interruptions due to capital projects, unannounced electricity supply interruptions and operational difficulties, as well as the planned closure in May of a submerged arc furnace for conversion to an open slag bath furnace.

Vanadium

In 2007, the vanadium supply and demand were well matched. Prices remained fairly constant throughout the year.

In the first six months of the year, Vanchem was operating above target. The plans to maintain this level for the full year were not realised, because of municipal electricity and water supply interruptions during the second half of the year, with Vanchem at one stage being without water and electricity for several days.

A significant portion of future capital expenditure at Vanchem is earmarked for projects that form part of the Integrated Water and Waste Management Plan..

Ferro-alloys

Demand for ferrosilicon remained high throughout the year, from both overseas and local markets.

Production was adversely affected by operational problems and unannounced interruptions to the water supply from the local municipality.

Safety, health, environment and quality

The Board deeply regrets the death of an employee at the Steelworks and a contractor employee at Transalloys during 2007. This was most disappointing, especially in the light of the Corporation's efforts to maintain a safe working environment and entrench its safety practices and systems. Despite Highveld's focused safety efforts, its lost-time injury frequency rate increased to 0.33 (2006: 0.22) per 200 000 hours worked. A comprehensive range of initiatives are in place to ensure that safety becomes entrenched as a way of life at all Highveld operations.

Highveld maintains a dual focus on health: occupational health and employee wellness, which includes the HIV Wellness and Personal Well-being Programmes.

The Corporation's programme for emission control, waste management and water and energy conservation remains ongoing.

Members of the Environmental Management Inspectorate (the "Green Scorpions") of the Department of Environmental Affairs and Tourism ("DEAT") visited Vanchem in August and the Steelworks in November. Their inspection formed part of "Operation Ferro", a national environmental compliance campaign focusing on the iron, steel and ferro-alloy industries. All issues noted by DEAT had already been addressed in existing management plans.

Safety, health, environment and quality assurance remain key focus areas at the Corporation. All divisions are certified to the ISO 14001: 2004 and ISO 9001: 2000 series of management system standards. As planned, all divisions, with the exception of the main Steelworks, have attained certification to OHSAS 18001:1999 during the first quarter of 2007. Work to attain certification for the Steelworks is continuing.

Disposal groups

The sale, effective on 1 October 2007, of non-core division Transalloys resulted in a cash inflow in excess of R965 million.

Capital expenditure

The Board has committed to a structured capital expenditure programme, mainly aimed at improving efficiencies and cost reductions in the production process and improving environmental impacts. During the year, R703 million (2006: R818 million) was spent, and at year-end, an amount of R471 million (2006: R618 million) has been committed, which will be funded from internally generated cash flows.

Directorate

Following the changes in the Corporation's ownership structure, one executive and three non-executive directors have been appointed to the Board. Walter Ballandino joined the Corporation as Chief Executive Officer and was appointed as a Board member. He brings extensive international experience to Highveld. We also welcome three new non-executive directors: Giacomo Baizini, Giuseppe Mannina and Pavel Tatyanin.

The following directors resigned and we thank them for their support over many years and their dedication to Highveld during the period of transition in ownership: Dave Barber, Ian Botha, Chris Colebank, Tony Harris, Norman Mbazima, Daphne Motsepe and Alexander Sorokin. A special word of appreciation to the other retired directors, namely Godfrey Gomwe (previous chairman) and executive directors André de Nysschen (previous CEO), Eben Barnardo, Luigi Matteucci and Johan Pienaar.

Dr Pienaar has been contracted in an independent capacity as Hold Separate Manager of Vanchem and related vanadium interests earmarked for disposal as stipulated by the Commission of the European Communities.

Outlook for 2008

The full commissioning of the third open slag bath furnace early in 2008 will improve efficiencies, to the benefit of both steel and vanadium-bearing slag production.

The demand for steel is expected to remain strong, both on the local market and in Highveld's niche export markets. Vanadium prices and volumes are expected to strengthen.

Recently completed capital projects will contribute to the Corporation achieving its medium-term objective of increasing steel output to the Steelworks design capacity of over one million tons per year and at the same time, increasing the production of vanadium-bearing slag. Investment in the flat products mill will also contribute to improved product mix.

However, low availability of governmental services, namely energy, transport, water and others is a reality going into the future. A negative impact on the financial performance is expected as a result of these low availabilities and will not be offset by the financial benefits of the already introduced cost reduction programmes.

Failure by Government to spend the necessary capital on infrastructure will severely impact economic growth, employment and an already stressed current account together with the impacts that the associated multiplier effects will have on the country.

The Board expresses its appreciation to the management team and all Highveld employees, who ensured a smooth period of transition. The Board is further confident that, with the guidance of the controlling shareholder, Highveld will continue to grow and prosper, to the benefit of all its stakeholders.

L Boyd
(Chairman)

W G Ballandino
(Chief Executive Officer)

6 February 2008

Highveld Steel and Vanadium Corporation Limited
Incorporated in the Republic of South Africa
Registration no. 1960/001900/06
Share code: HVL ISIN: ZAE000003422

The annual report will be posted to all registered shareholders during March 2008.
Enquiries may be directed to email address: general@hiveld.co.za

Directors:
L Boyd *(Chairman)*, W G Ballandino *(Chief Executive Officer) (Italian)*, G C Baizini *(Italian)*, C B Brayshaw, J W Campbell, A V Frolov *(Russian)*, G A Mannina *(Swiss)*, B J T Shongwe, P S Tatyanin *(Russian)*.

Company secretary:
Ms A Diener

Registered office:
Portion 29 of the farm
Schoongezicht No. 308 JS
District eMalahleni
Mpumalanga
P O Box 111
Witbank 1035
Tel: (013) 690-9911
Fax: (013) 690-9033

Transfer secretaries:
Computershare Investor Services
2004 (Proprietary) Limited
70 Marshall Street
Johannesburg
P O Box 61051
Marshalltown 2107
Tel: (011) 370-5000
Fax: (011) 688-5200

Sponsor

JPMorgan

END

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